**Exhibit A-4**

**CLECO MIDSTREAM**
**Balance Sheet - Consolidating**
**December 31, 2003**
**(Unaudited)**

| # | Cleco Midstream Resources LLC | Cleco Evangeline LLC | Cleco Marketing & Trading LLC | Cleco Generation Services LLC | Cleco Energy Consolidated | Acadia Power Holdings LLC | Perryville Consolidated | Cleco Business Development LLC | Cleco Columbian LLC | Eliminations and Reclassifications | Cleco Midstream Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | | | | | |
| **Current assets** | | | | | | | | | | | |
| Cash and cash equivalents | $ - | $ 1,000 | $ - | $ - | $ 1,265 | $ - | $ - | $ - | $ - | $ - | **$ 2,265** |
| Restricted cash, current portion | - | 4,918,000 | - | - | - | 1,750,000 | - | - | - | - | **6,668,000** |
| Customer accounts receivable | - | 2,561,627 | - | - | - | - | 582,677 | - | - | 1 | **3,144,305** |
| Accounts receivable - affiliate | 2,064,466 | 35,561,685 | 1,273,422 | 900,723 | 9,249,615 | 4,869,882 | 11,922,782 | 73 | - | (7,758,116) | **58,084,532** |
| Other accounts receivable | 54,750 | 14,734 | (495,029) | 6,714,827 | 741,100 | 729 | 2,216,040 | - | - | - | **9,247,151** |
| Taxes receivable | - | 454,755 | 602,879 | 237,012 | 178,389 | - | - | 2 | - | (1,132,531) | **340,506** |
| Unbilled revenue | - | - | - | - | 6,450,155 | - | - | - | - | - | **6,450,155** |
| Materials inventory | - | 1,981,072 | - | - | - | - | 1,890,396 | - | - | - | **3,871,468** |
| Risk management asset | - | - | - | - | 1,322,360 | - | - | - | - | - | **1,322,360** |
| Accumumulated current deferred taxes, net | 423,626 | - | 304,585 | 280,976 | - | - | - | - | - | (261,005) | **748,182** |
| Other current assets | - | - | - | - | 76,352 | - | - | - | - | - | **76,352** |
| **Total current assets** | 2,542,842 | 45,492,873 | 1,685,857 | 8,133,538 | 18,019,236 | 6,620,611 | 16,611,895 | 75 | - | (9,151,651) | **89,955,276** |
| **Property, plant & equipment** | | | | | | | | | | | |
| Property, plant & equipment | 1,035,146 | 223,131,424 | 44,601 | 33,981 | 16,199,074 | - | 179,703,018 | - | - | 1 | **420,147,245** |
| Accumulated depreciation | (304,632) | (21,776,259) | (22,681) | (12,571) | (6,853,845) | - | (15,249,271) | - | - | (1) | **(44,219,260)** |
| Net property, plant & equipment | 730,514 | 201,355,165 | 21,920 | 21,410 | 9,345,229 | - | 164,453,747 | - | - | - | **375,927,985** |
| Construction work-in-progress | - | 1,941,386 | - | - | 851,165 | - | 3,398,883 | - | - | - | **6,191,434** |
| **Total property, plant & equipment** | 730,514 | 203,296,551 | 21,920 | 21,410 | 10,196,394 | - | 167,852,630 | - | - | - | **382,119,419** |
| **Investment in subsidiary** | | | | | | | | | | | |
| Investment consolidated | 120,882,073 | - | - | - | - | - | - | - | - | (120,882,073) | **-** |
| Investment equity | - | - | - | - | - | 264,072,740 | - | - | - | - | **264,072,740** |
| **Total investment in subsidiary** | 120,882,073 | - | - | - | - | 264,072,740 | - | - | - | (120,882,073) | **264,072,740** |
| **Other assets** | | | | | | | | | | | |
| Prepayments | 438,782 | 357,945 | - | 660 | 13,844 | - | 435,091 | - | - | - | **1,246,322** |
| Operating lease asset | - | 14,701,226 | - | - | - | - | - | - | - | - | **14,701,226** |
| Restricted cash, less current portion | - | 27,725,146 | - | - | 9,173 | - | 6,859,799 | - | - | - | **34,594,118** |
| Other deferred charges | 188,239 | 3,487,393 | 1,567 | 57,845 | 16,097 | - | 219,728 | - | - | (1) | **3,970,868** |
| Accumulted long-term deferred income taxes, net | 409,037 | - | 173,758 | 1,187,737 | 539,447 | - | 32,236,033 | 12 | - | (34,546,024) | **-** |
| **Total other assets** | 1,036,058 | 46,271,710 | 175,325 | 1,246,242 | 578,561 | - | 39,750,651 | 12 | - | (34,546,025) | **54,512,534** |
| **Total Assets** | $ 125,191,487 | $ 295,061,134 | $ 1,883,102 | $ 9,401,190 | $ 28,794,191 | $ 270,693,351 | $ 224,215,176 | $ 87 | $ - | $ (164,579,749) | **$ 790,659,969** |

**Exhibit A-4**

**CLECO MIDSTREAM**
**Balance Sheet - Consolidating**
**December 31, 2003**
**(Unaudited)**

| | # | Cleco Midstream Resources LLC | Cleco Evangeline LLC | Cleco Marketing & Trading LLC | Cleco Generation Services LLC | Cleco Energy Consolidated | Acadia Power Holdings LLC | Perryville Consolidated | Cleco Business Development LLC | Cleco Columbian LLC | Eliminations and Reclassifications | Cleco Midstream Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Liabilities** | | | | | | | | | | | | |
| **Current liabilities** | | | | | | | | | | | | |
| Short-term debt | $ | 17,750,000 | $ - | $ - | $ - | $ - | $ - | 133,036,916 | $ - | $ - | $ - | $ 150,786,916 |
| Short-term debt - affiliate | | 234,715 | (3,991,152) | 23,035 | (729,840) | 420,256 | 242,884,519 | (2,147,274) | (748) | - | (2) | 236,693,509 |
| Long-term due in one year | | - | 4,918,000 | - | - | - | - | - | - | - | - | 4,918,000 |
| Accounts payable | | 330,465 | 986,235 | 29,935 | 369,227 | 6,671,036 | - | 1,082,419 | - | - | - | 9,469,317 |
| Retainage | | - | 7,462,641 | - | - | - | - | - | - | - | - | 7,462,641 |
| Accrued payroll | | 11,064 | - | - | 81,648 | 43,384 | - | - | - | - | - | 136,096 |
| Accounts payable - affiliate | | 643,455 | 530,976 | 546,296 | 7,438,707 | 5,958,393 | 7,019,179 | 1,394,335 | - | - | (7,827,853) | 15,703,488 |
| Customer deposit | | - | - | - | - | 17,500 | - | - | - | - | - | 17,500 |
| Taxes accrued | | 120,123 | - | - | - | - | 918,091 | 94,316 | - | - | (1,132,530) | - |
| Interest accrued | | (512) | 5,960,850 | - | - | - | - | - | - | - | 69,738 | 6,030,076 |
| Risk management liability | | - | - | - | - | 1,322,360 | - | - | - | - | - | 1,322,360 |
| Accumulated current deferred taxes, net | | - | 43,138 | - | - | 11,686 | - | 206,181 | - | - | (261,005) | - |
| **Total current liabilities** | | 19,089,310 | 15,910,688 | 599,266 | 7,159,742 | 14,444,615 | 250,821,789 | 133,666,893 | (748) | - | (9,151,652) | 432,539,903 |
| **Deferred credits** | | | | | | | | | | | | |
| Accumulated long-term deferred income taxes, net | | - | 45,691,617 | - | - | - | 4,601,758 | - | - | - | (34,546,025) | 15,747,350 |
| Other deferred credits | | 692,765 | 187,447 | 276,676 | 1,956,334 | 51,760 | - | - | - | - | - | 3,164,982 |
| **Total deferred credits** | | 692,765 | 45,879,064 | 276,676 | 1,956,334 | 51,760 | 4,601,758 | - | - | - | (34,546,025) | 18,912,332 |
| **Long-term debt, net** | | - | 197,832,000 | - | - | - | - | 98,650,000 | - | - | - | 296,482,000 |
| **Total liabilities** | | 19,782,075 | 259,621,752 | 875,942 | 9,116,076 | 14,496,375 | 255,423,547 | 232,316,893 | (748) | - | (43,697,677) | 747,934,235 |
| **Equity** | | | | | | | | | | | | |
| **Members' equity** | | | | | | | | | | | | |
| Members' equity | | 105,536,920 | 35,439,382 | 1,065,886 | 363,601 | 14,297,816 | 15,269,804 | (8,101,717) | 835 | - | (120,882,073) | 42,990,454 |
| Other comprehensive income | | (127,508) | - | (58,726) | (78,487) | - | - | - | - | - | 1 | (264,720) |
| **Total members' equity** | | 105,409,412 | 35,439,382 | 1,007,160 | 285,114 | 14,297,816 | 15,269,804 | (8,101,717) | 835 | - | (120,882,072) | 42,725,734 |
| **Total equity** | | 105,409,412 | 35,439,382 | 1,007,160 | 285,114 | 14,297,816 | 15,269,804 | (8,101,717) | 835 | - | (120,882,072) | 42,725,734 |
| **Total Liabilities & Equity** | $ | 125,191,487 | $ 295,061,134 | $ 1,883,102 | $ 9,401,190 | $ 28,794,191 | $ 270,693,351 | $ 224,215,176 | $ 87 | $ - | $ (164,579,749) | $ 790,659,969 |